SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Tax Payer (CNPJ/MF): 02.808.708/0001-07
NIRE: 35.300.157.770
Publicly Held Company

Minutes of the Annual and Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – AmBev (“Companhia”), held on April 28, 2004 drawn up as a summary:

1.

Date, time and venue: On April 28, 2004, at 10:00am São Paulo time, in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, # 1,017, 4th floor (part of), suites 41 and 42, Corporate Park Building, Itaim Bibi, City and State of São Paulo.

2.

Call for Meeting: Notice published in the “Diário Oficial do Estado de São Paulo”, on April 13, 14 and 15 2004, on pages 12, 16 and 30, respectively, and in the newspaper “Gazeta Mercantil” – National Edition, on April 13, 14 and 15, 2004, on pages A-9, A-30 and A-15, respectively.

3.

Participants: Shareholders representing 83.73% of the voting capital stock and shareholders representing 17.68% of the preferred shares of the Company, as evidenced by the signatures at the “Shareholders’ Attendance Book”. Also present at this meeting, Company’s Board of Directors Co-Chairman Mr. Victório Carlos De Marchi; independent auditors PricewaterhouseCoopers Auditores Independentes representative, Mr. Paulo Cesar Estevão Netto (CRC 1RJ026365/O-8“T”SP), and the Fiscal Committee member Mr. José Fiorita, under the law.

4.	Meeting Board: Chairman, Mr. Victorio Carlos De Marchi and Secretaries, Mr. Paulo Cezar Aragão and Mrs. Luciana Lima da Silva.

5.

Decisions: Shareholder representing more than 2/3 of Company’s voting capital that attended the Meeting, except for the ones legally impeded from voting, abstentions and opposed votes registered for each case, decided as follows:

5.1.

To authorize drawing up the Minutes related to this Annual and Special Shareholders’ Meeting in summary form, as well as its publication with the omission of the signatures of the shareholders in attendance, in the terms of article 130 and its sections, of Law # 6404/76;

5.2.	At the Annual Shareholders’ Meeting:

(i)

To approve, after examine and discuss, annual report and Manager’s account, and financial statements referring to the fiscal year ended December 31 2003, with the Fiscal Committee and Independent auditors opinion, fully published within the legal time in the “Diário Oficial do Estado de São Paulo”, on March 4, 2004, and in the newspaper “Gazeta Mercantil” – National Edition and “Valor Econômico” – National Edition, on March 3, 2004, and, summary, in the newspaper: “O Estado de S. Paulo”, “Folha de São Paulo”, “Jornal do Brasil” and “O Globo”, on March 3, 2004, against the votes from shareholder André Pedrosa de Carli, together Maria Angélica Pedrosa de Carli as the usufructuary from the previous;

(ii)

To define the allocation of net income consistent on the approved financial statements, allocating the amount of R$ 70,578,464.14 (seventy million, five hundred and seventy eight thousand, four hundred and sixty four reais and fourteen cents) for Legal Reserve, and R$ 342,667,153.55 (three hundred and forty two million, six hundred and sixty seven thousand, one hundred and fifty three reais and fifty five cents) for Investment Reserve foreseen in the Company’s By-laws, also to confirm the result allocation by the Board of Directors, as an anticipation of the minimum mandatory dividend: (a) in meeting held on September 2, 2003, to discuss earnings results of period ended July 31, 2003, equivalent to: (a.1) R$ 5.5294 per 1,000 common shares and R$ 6.0824 per 1,000 preferred shares, as interest on own capital, resulting in a net distribution of R$ 4.7000 per 1,000 common shares and R$ 5.1700 per 1,000 preferred shares in terms of current legislation; and (a.2) R$ 12.3000 per 1,000 common shares and R$ 13.5300 per 1,000 preferred shares, as complementary dividends, without withholding income tax; and, also, (b) in meeting held on February 27, 2004, to discuss earnings results of period ended December 31, 2003, equivalent to: (b.1) R$ 5.6235 per 1,000 common shares and R$ 6.1859 per 1,000 preferred shares, as interest on own capital, resulting in a net distribution of R$ 4.7800 per 1,000 common shares and R$ 5.2580 per 1,000 preferred shares in terms of current legislation; and (b.2) R$ 1.3600 per 1,000 common shares and R$ 1.4960 per 1,000 preferred shares, as complementary dividends, without withholding income tax, being certain that the amount paid in the abovementioned terms corresponds to 69.43% of 2003 fiscal year net income, adjusted in the terms of article 202, of Law # 6404/76;

(iii)

To establish the Company’s management global monthly compensation for the fiscal year 2004 by the same amount of the compensation paid to Company’s management in the fiscal year 2003, inflation-adjusted using IGP-M (General Market Price Index), released by Fundação Getúlio Vargas, intiteled to the Board of Directors the distribution, in terms of Article 25, paragraph “f”, of the Company’s By-laws, with abstention of shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Banco Central de Previdência Privada — CENTRUS;

(iv)

To define the allocation of the Company’s Fiscal Committee, as applied by present shareholder, for the fiscal year 2004 and to appoint as Fiscal Committe members, with term of Office until the Annual Shareholders’ Meeting that will deliberate on the financial statements of the fiscal year ended December 31, 2004, Mrs.:

(1)

Antonio Luiz Benevides Xavier, Brazilian citizen, married, economist, ID (“RG”) # 04819908-7, inscribed under personal tax payer (“CPF”) # 734.083.797-34, living in the city and state of Rio de Janeiro; and its respective alternate member, Luiz de Santa Ritta Matta, Brazilian citizen, married, economist, ID (“RG”) # 7762, inscribed under personal tax payer (“CPF”) # 011.961.207-06, living in the city and state of Rio de Janeiro; both being indicated and elected, in a separate election, by shareholders of preferred shares representing 14.57% of total capital;

(2)

Everardo de Almeida Maciel, Brazilian citizen, married, geologist, ID (“RG”) # 620459, inscribed under personal tax payer (“CPF”) # 018711614-87, living at SQS 316, Bl F, ap. 201, Brasília/DF; and his respective alternate member, Ricardo Scalzo, Brazilian citizen, married, auditor, ID (“RG”) # 2.533.933, inscribed under personal tax payer (“CPF”) # 370.933.557-49, living in the city and state of São Paulo;

(3)

José Fiorita, Brazilian citizen, accountant, ID (“RG”) # 1.450.638, inscribed under personal tax payer (“CPF”) # 001.041.598-04, living in the city and state of São Paulo; and his respective alternate member, José Botafogo Gonçalves, married, diplomat, ID (“RG”) # 3360, inscribed under personal tax payer (“CPF”) # 024.376.781-15, living at Rua Gomes Carneiro, n.º 66, apto. 601, Ipanema, Cidade e Estado do Rio de Janeiro; being the respective members and their alternate members referred to in sub-items (2) and (3) above indicated by shareholders of common shares representing more than 2/3 (two thirds) of the voting capital of the Company;

(v)	To determine the amount of monthly remuneration of the effective members of the Company’s Fiscal Council, in compliance with provisions foreseen in article 162, paragraph 3 of Law #6,404/46;

The items (iv) and (v) were approved with the abstaining of shareholders Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc., Capital International Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust, Capital Guardian Emerging Markets Equity Fund For Tax Exempt Trust, The Master Trust Bank of Japan Ltd, MLC Limited, SSGA Emerging Markets Fund.

5.3.	In Extraordinary Shareholders’ Meeting:

(i)

To approve the cancellation of 779,682,363 (seven hundred and seventy-nine million, six hundred and eighty-two thousand, three hundred and sixty-three) shares issued by the Company held in treasury, being 43,814,999 (forty-three million, eight hundred and fourteen thousand, nine hundred and ninety-nine) common shares and 735,867,364 (seven hundred and thirty-five million, eight hundred and sixty-seven thousand, three hundred and sixty-four) preferred shares, without reducing its total capital;

(ii)

To register the increase of the Company’s total capital by R$ 17,996,373.84 (seventeen million, nine hundred and ninety-six thousand, three hundred and seventy-three reais and eighty-four cents), increasing the referred capital from R$ 3,124,058,673.54 (three billion, one hundred and twenty-four million, fifty-eight thousand, six hundred and seventy-three reais and fifty-four cents) to 3,142,055,047.38 (three billion, one hundred and forty-two million, fifty-five thousand, forty-seven reais and thirty-eight cents), through the issue of 55,727,205 (fifty-five million, seven hundred and twenty-seven thousand, two hundred and five) preferred shares, with no nominal value, for private subscription, exclusively to face the provision of the Share Options Plan for the Company’s executives and employees approved in the Extraordinary Shareholders’ Meeting held on September 14, 2000, as provided in article 168, paragraph 3 of Law # 6,404/76, noting that the shares subscribed as foreseen in this item represent 0.1446% of the Company’s total capital;

(iii)	Considering the above deliberations, to amend the caput, of article 5, of the Company’s by-laws, which will having the following wording, keeping unchanged its respective paragraphs:

“Article 5 – The Total Capital is of R$ 3,142,055,047.38 (three billion, one hundred and forty-two million, fifty-five thousand, forty-seven reais and thirty-eight cents), comprised of 37,813,378,604 (thirty-seven billion, eight hundred and thirteen million, three hundred and seventy-eighty thousand and six hundred and four) shares, being 15,692,063,392 (fifteen billion, six hundred and ninety-two million, sixty-three thousand and three hundred and ninety-two) common shares and 22,121,315,212 (twenty-two billion, one hundred and twenty-one million, three hundred and fifteen thousand and two hundred and twelve) preferred shares, with no nominal value.”

(iv)

To approve the consolidation of the Company’s by-laws, due to the amendment deliberated above and to the amendments promoted by the Extraordinary Shareholders’ Meeting held on February 19, 2004, the new by-laws being effective with wording presented in the Exhibit I to this minutes;

All the items of the agenda of the extraordinary shareholders’ meeting were approved against the votes of shareholder André Pedrosa de Carli, together with shareholder Maria Angélica Pedrosa de Carli as the usufruct beneficiary of the previous. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Banco Central de Previdência Privada – CENTRUS have abstained to vote in items (ii), (iii) and (iv) of the agenda; the shareholders Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc., Capital International Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust, Capital Guardian Emerging Markets Equity Fund For Tax Exempt Trust, The Master Trust Bank of Japan Ltd, MLC Limited, SSGA Emerging Markets Fund voted against items (ii) and (iii) of the agenda; the shareholders SSGA Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust and The Master Trust Bank of Japan Ltd voted against item (iv) of the agenda.

6.

Approval and Closing: As there were no other issues to be discussed in the agenda, the present sole minutes were drawn up, then read and approved, and signed by the members of the board and by the shareholders representing the necessary majority for the deliberations of these meetings.

Signatures of the shareholders: Empresa de Administração e Participações S/A – ECAP and Braco S/A, represented by Paulo Cezar Castelo Branco Chaves de Aragão; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Instituto AmBev de Previdência Privada, represented by Luciana Lima da Silva; The Bank of New York, represented by Adelmo Ferreira Lima Filho; Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI, represented by Marcos Paulo Félix da Silva; Fundação Banco Central de Previdência Privada-CENTRUS, represented by Adriana da Silva Rios dos Reis; Fundo Bradesco Templeton – De Valor e Liquidez – Fundo de Investimento em Ações, represented by Pedro Hermes da Fonseca Rudge; José Heitor Attílio Gracioso; José de Maio Pereira da Silva; Roberto Herbster Gusmão; José Fiorita; Victório Carlos De Marchi; Paulo Cezar Castelo Branco Chaves de Aragão; Classe A Fundo de Investimentos em Ações, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – CL, Dynamo Puma Fundo de Investimentos em Ações – CL e Lumina Fundo de Investimentos em Ações, represented by Pedro Henrique Nogueira Damasceno; Capital Guardian Emerging Markets Equity Master Fund, Emerging Markets Growth Fund Inc, Capital International Emerging Markets Fund, Philips Eletronics N. A. Corporation Master Ret Trust, Capital Guardian Emerging Markets Equity Fund For Tax Exempt Trust, The Master Trust Bank of Japan Ltd, MLC Limited e SSGA Emerging Markets Fund, represented by Daniel Alves Ferreira

São Paulo, April 28, 2004.

Victório Carlos De Marchi

Co-Chairman

Luciana Lima da Silva

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.